Mail Stop 6010


      September 29, 2005


Dr. David Dalton
Chief Executive Officer
4810 Seton Drive
Baltimore, Maryland  21215

	Re:	Univec, Inc.
      Form 10-KSB for the Year Ended December 31, 2004
      Forms 10-QSB for the Quarters Ended March 31, 2005 and June
30,
2005
      File No. 000-22413

Dear Dr. Dalton:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis, page 10

Liquidity and Capital Resources, page 11

1. You state that you anticipate you will generate a positive cash flow during your next fiscal year. However, there is currently substantial doubt regarding your ability to continue as a going concern as explained in the last paragraph of the independent auditor`s report to your financial statements on page F-2. In this regard, please clarify your disclosure to discuss management`s plan to remove the threat to your continuation as a going concern. The "viable plan" should include appropriate and prominent disclosure of your plans to establish a source of revenues and gross profit sufficient to cover your operating costs and overcome your financial difficulties. You should discuss the reasons why you anticipate you will generate a positive cash flow during 2005. Also, explain what will happen if you are unable to successfully implement your viable plan. Refer to the guidance in FRC 607.02. Similarly, revise your disclosures in Note 3 to the financial statements on page F-7 to include this detailed discussion of management`s plan.

- Significant Estimates, page 12

2. As appropriate for an investor to better understand the significant estimates and assumptions involved in the application of
GAAP, please revise this section to include a discussion of those significant estimates and assumptions that management believes has a material impact on reported financial condition and results of operations and on the comparability of such reported information over different reporting periods. Refer to the interpretative MD&A guidance in our Release 33-8350.

Item 8A.  Controls and Procedures, page 13

3. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your quarterly report. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.
4.
Further to the above, we note the language that appears after the word "effective" does not fully comply with the definition of disclosure controls and procedures as contained in Rule 13a-15(e) of the Exchange Act. Please revise your filing to remove this language.
Alternatively, if you elect to retain the language appearing after the word "effective," please revise your filing to ensure the language complies with the definition of disclosure controls and procedures contained in Rule 13a-15(e) of the Exchange Act.

5. In light of the restatement of the 2003 financial statements, please tell us how your certifying officers have considered the effect of the restatement on your disclosure controls and procedures at the end of the period covered by this annual report as well as at the end of the quarterly periods thus far in 2005.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

6. Please have your auditor modify its report to add an explanatory paragraph which discusses the restatement of the 2003 financial statements and include a reference to the note which describes the restatement.

Consolidated Balance Sheet, page F-3

7. To the extent you restate your 2003 financial statements from those statements previously reported, you should label them as "restated" and refer to the footnote which describes the restatement.

Consolidated Statement of Operations, page F-4

8. We note on page 11 that you recorded provisions for inventory write-downs of $75,000 and $50,000 within general and marketing expenses in 2004 and 2003, respectively. Please revise to classify these inventory write-downs as a component of cost of sales.

9. We note that you recognized a gain on the extinguishment of debt of $144,819 during 2004. Please tell us and revise Note 8 to disclose the facts and circumstances surrounding the recognition of a gain on the extinguishment of debt in 2004. Specifically, your disclosure should include the nature and terms of debt that was extinguished, the manner in which it was extinguished, and how the gain was computed. Refer to the guidance in APB 26.

10. We note that you recognized losses from discontinued operations of $93,502 in 2003. Please revise Note 18 to include the disclosures required by paragraphs 41-44 of SFAS 144 related to discontinued operations.

Consolidated Statements of Cash Flows, Page F-6

11. Within the cash flows from investing activities, you present the purchase of your fixed assets, net of your capitalized lease obligation and cash used in the sale of your subsidiary, net of notes and other payables. It appears that the capitalized lease obligation and the notes and other payables issued in connection with the sale of your subsidiary are non-cash investing and financing activities.
If so, please revise to separately present your non-cash investing and financing activities at the bottom of your consolidated statements of cash flows or in a separate note. Otherwise, tell us why you believe your current presentation of these items on a "net basis" is appropriate. Refer to paragraph 32 of SFAS 95.

Notes to Consolidated Statements, page F-6

Note 2.  Restatement, page F-7

12. We note that you had a correction of an error during the year ended December 31, 2003 in connection with the capitalization of leased equipment. It appears that you wrote-off a capitalized lease and that you recorded a new capital lease for certain equipment owned by an affiliated company. Please explain to us in more detail the nature of the error and the facts and circumstances that led to the error. Within your discussion, explain to us in detail how you initially and subsequently accounted for the capital lease. In addition, tell us why the correction resulted in the recording of an additional loss of $115,031. Refer to paragraph 37 of APB 20.

13. Please revise the filing to quantify the restatement by disclosing the line items in the financial statements impacted as before and after the restatement. Refer to APB 20 and paragraph 26 of APB 9 for further guidance on the correction of an error in previously issued financial statements.

Note 4.  Significant Accounting Policies, page F-7

-Revenue Recognition, page F-8

14. Please tell us and revise this note to describe the nature and significant terms of your group purchasing sales arrangements with Pharmacy Services, Inc (PSI).

15. We note that all of your Physician and Pharmaceutical
Services,
Inc. (PPSI) revenues are generated from sales to PSI. We further note that you recognize revenues on a gross basis for these sales. Please provide us with an analysis of each of the relevant factors discussed in EITF 99-19. Please be as detailed as possible in your response. Revise your filing to clearly disclose your revenue recognition policies relating to these related party sales.
16.
We note on page 11 that you provide rebates to your group purchasing customer and that you have classified these rebates within general and administrative expense. Please revise this note to describe the nature of these rebates and your accounting policy for these rebates.
Tell us why you concluded that these costs should not be considered a reduction of the revenues based on paragraph 9 of EITF 01-9. Discuss when you record the costs, how you determine the amounts to record and how these policies comply with paragraphs 22-23 of EITF 01-9. Finally, tell us how your accounting policies comply with paragraphs
27-32 of EITF 01-9.

17. On page 3, you state that you sell your syringe products to distributors. Explain to us the nature and significant terms of these arrangements with distributors, including any post shipment obligations, acceptance provisions or return provisions that may exist and how you account for such obligations. Tell us if you grant price concessions to your distributors and how you account for any such price concessions. Please expand your revenue recognition policy disclosure to include these items to the extent applicable.

18. We note that you provide warranties for your products. Please tell us and revise your filing to disclose the significant provisions of the warranty policy offered to your customers. Please also tell us why you believe your accounting for warranty costs complies with
GAAP. Disclose the amount of warranty costs recognized in each of the years ended December 31, 2003 and 2004, and for the six months ended June 30, 2005.

Note 8.  Notes and Loans Payable, page F-10

19. We note that you have certain notes and loans payable outstanding that do not have stated interest rates. In addition, we note that other notes and loans payable contain lower than market interest rates. For each material note and loan with no stated interest rate or with a lower than market interest rate, tell us whether you have imputed interest under APB 21. If so, please revise this note to disclose the amount of the imputed interest and any remaining unamortized discount. If not, please provide us with the basis for your conclusions. Refer to the guidance in APB 21.

20. We note that you have entered into a $500,000 revolving line of credit with a stockholder that may be converted into common stock at
$.065 per share. Please tell us and disclose how you accounted for the convertible feature of this note. Refer to the guidance in EITF
98-5 and EITF 00-27.

Note 13.  Litigation Reserve, page F-12

21. We note a former consultant commenced an action during 2000 against the company and is seeking 250,000 shares of common stock and
$192,000 in consulting fees. We further note that you disclose on page F-14 that you reserved 250,000 shares for litigation, which appears to relate to the action from the former consultant.
Please
tell us and revise this note to provide the current status of this action and your analysis of paragraph 8 of SFAS 5. Disclose the amount of litigation accrual recorded for the periods presented.

Note 14.  Stockholders` Equity, page 12

22. We note you issued equity instruments including preferred stock, common stock, and stock options to employees and non-employees as payment for services, loans and compensation. You state on page F-8 that you accounted for these issuances under the fair value method.
Please revise your filing to explain in greater detail how you accounted for these issuances. Include in your discussion how you determined the fair value for each issuance. Tell us how your accounting is consistent with the guidance of SFAS 123 and EITF 96-
18.

Note 17.  Concentrations, page F-15

23. We note that purchases from one supplier represented 99% of your total purchases in 2004. Tell us and revise this note to disclose the nature of your supply arrangement with this vendor. Tell us whether this vendor is considered a related party to you as defined in SFAS 57.

Note 18.  Discontinued Operations, page F-15

24. We note that you sold TWT, a wholly owned subsidiary, to an officer and other related parties for the settlement of litigation and that you recognized a loss of $597,056 from the sale in 2004. We further note that you received 404,154 shares of common stock and canceled $221,154 of deferred compensation due to this officer as well as issued options to the officer and other related parties. It is unclear from the current disclosures how this transaction resulted in a loss to you of $597,056. Please revise to disclose the values attributed to the shares issued and received in connection with this settlement along with how the loss was calculated.

25. Further to the above, it appears that this is the settlement of the claim brought by Jonathan Bricken, as disclosed in your 2003 Form
10-KSB. If so, we note that the claim brought by Mr. Bricken sought payment of past wages due. Please tell us why you believe it is appropriate to classify the loss on the litigation settlement as other income rather than as an operating expense. Support your accounting with reference to accounting literature as appropriate.

Forms 10-QSB for the quarter ended March 31, 2005 and June 30,
2005

26. Please amend your quarterly reports on Form 10-QSB for the above comments, as appropriate.

Form 8-K dated June 9, 2005

27. We note the Item 5.02 Form 8-K filed on June 13, 2005 disclosing the resignation of John W. Frank as director. We have been advised that there may have been a disagreement with the registrant known to an executive officer of the registrant on a matter or matters relating to the registrant`s operations, policies or practices. If so, please file an amended Form 8-K with the disclosure required by
Item 5.02(a)(1)(iii). If not, please advise us of the circumstances surrounding the resignation.

      As appropriate, please amend your December 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at (202)
551-
3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Dr. David Dalton
Univec, Inc.
September 29, 2005
Page 8